SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 16, 2002

POLSKA TELEFONIA CYFROWA SP. Z O.O.
(Registrant’s Name)

Al. Jerozolimskie 181
02-222 Warsaw
Poland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  |X|      Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|      No  |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

NEWS RELEASE

PTC REPORTS CONSOLIDATED FIRST QUARTER 2002 RESULTS

Warsaw – May 14, 2002 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) Poland’s leading wireless provider of nationwide dual band GSM 900 and 1800 services and an UMTS license holder, today announced results for the first quarter of 2002. Figures are presented in Polish Zloty and in accordance with International Accounting Standards (IAS).

The highlights:

  Moody’s Investor Service upgraded PTC’s ratings to Ba2 and B1;
  Gross subscriber additions totaled almost 426 thousand in the first quarter; the total consolidated subscriber base grew over the last twelve months by 28.6 percent to 4.0 million;
  PTC maintained its market leadership position in the postpaid market segment with 41.8 percent market share and in the overall wireless market with 36.9 percent market share;
  Revenues for the first quarter increased 14.8 percent to PLN 1,126.2 million when compared to the first quarter of 2001;
  EBITDA margin increased to 42.3 percent in the quarter from 33.1 in the first quarter of 2001;
  Average Revenue per User (ARPU) for the first quarter was PLN 92;
  Monthly churn rate during the quarter was 2.0 percent;
  Net income was PLN 52.2 million;
  Total debt as of March 31, 2002 was PLN 4,724.7 million; total debt to annualized EBITDA ratio was at 2.6.x compared to 2.8.x as of December 31, 2001.

Financial highlights for the first quarter of 2002

     2

Revenues: Total revenues for the first quarter of 2002 grew 14.8 percent when compared to the same period of 2001.

Revenues

Total revenues for the three months ended March 31, 2002 were PLN 1,126.2 million (US$ 272.5(1) million), an increase of PLN 145.0 million (US$ 35.1 million) or 14.8 percent compared to the first quarter of 2001. During the quarter, service revenues and fees increased 15.6 percent to PLN 1,073.2 million (US$ 259.7 million) from PLN 928.4 million (US$ 224.7 million) in the first quarter of 2001, mainly as a result of the increase in the subscriber base, partially offset by the increasing share of prepaid customers in our subscriber base.

Compared to the first quarter of 2001, revenues from the sale of telephones and accessories increased 0.5 percent to PLN 53.0 million (US$ 12.8 million) from PLN 52.7 million (US$ 12.8 million).

ARPU: During the first quarter of 2002, ARPU decreased by 12.4 percent from the first quarter of 2001. Stable postpaid ARPU relative to the first quarter of 2001 reflects the increasing proportion of business customers in the Company’s subscriber base.

ARPU

During the first quarter of 2002, monthly Average Revenue per User (ARPU) was PLN 92 (US$ 22.3) a decrease of 12.4 percent when compared to the first quarter 2001 of PLN 105 (US$ 25.4) and a decrease of 8.9 percent when compared to PLN 101 (US$ 24.4) in the fourth quarter of 2001. ARPU from postpaid subscribers during the first quarter 2002 was PLN 130 (US$ 31.5), 1.5 percent down over the first quarter of 2001. ARPU from prepaid subscribers was PLN 33 (US$ 8.0), 10.8 percent down over the same period of 2001. However, the decrease in postpaid ARPU by 5.1 percent when compared to the fourth quarter of 2001 is mostly due to seasonal trends.

The decrease in ARPU recorded in the quarter was the result of lower revenue per new user among postpaid subscribers following the introduction of promotional airtime rates, combined with the strongly increasing portion of prepaid subscribers in the total subscriber base.

Stable postpaid ARPU relative to the first quarter of 2001 reflects the increasing proportion of business customers in the Company’s postpaid subscriber base.

Cost of Sales: Cost of sales went up by 11.0 percent in the first quarter of 2002 when compared to the same period of 2001.

Cost of Sales

For the three months ended March 31, 2002, total cost of sales was PLN 687.5 million (US$ 166.4 million), up 11.0 percent from PLN 619.4 million (US$ 149.9 million) in the first quarter of 2001. Compared to the fourth quarter of 2001, cost of sales decreased by 15.1 percent.

During the first quarter of 2002, the cost of services sold increased 18.2 percent to PLN 446.4 million (US$ 108.0 million) from PLN 377.8 million (US$ 91.4 million) in the first quarter of 2001, while the cost of sales of telephones and accessories decreased 0.2 percent to PLN 241.0 million (US$ 58.3 million) compared to PLN 241.6 million (US$ 58.5 million). Growth in cost of sales in mainly driven by a 33.6 percent increase in depreciation and amortization. Other elements of cost of sales increased only 3.4 percent over the first quarter of 2001.

(1)	For the convenience of the reader, Zloty amounts have been translated into US Dollars at the rate of PLN 4.1321 per US Dollar, the fixing rate announced by the National Bank of Poland on March 29, 2002.

3

The decrease in the cost of sales of telephones and accessories is the result of the shift in the mix of gross adds towards prepaid subscribers, who tend to buy less sophisticated, cheaper handsets or just a starter SIM pack offset by a 4.3 percent increase in gross subscriber additions. In addition, this positive trend is partially offset by the increasing number of phones subsidized in retention activities.

Cost of Acquisition

During the quarter, the average cost of acquisition decreased to PLN 369 (US$ 89.3) compared to PLN 601 (US$ 145.4) in the first quarter of 2001 and PLN 427 (US$ 103.3) in the fourth quarter of 2001, mainly the result of the increasing share of prepaid subscribers among our gross subscriber additions.

The average cost of acquisition for postpaid subscribers increased slightly to PLN 741 (US$ 179.3) in the first quarter of 2002 from PLN 703 (US$ 170.1) in the fourth quarter of 2001. The average acquisition cost for prepaid customers decreased to PLN 124 (US$ 30.0) compared to PLN 191 (US$ 46.2) in the fourth quarter of 2001. This decrease can be attributed to lower purchase prices for the less sophisticated handsets offered to this segments, followed by lower subsidies, a high share of starter SIM packs and lower advertising expenditures.

Gross Margin

Gross margin for the first quarter was PLN 438.7 million (US$ 106.2 million), compared with gross margin of PLN 361.8 million (US$ 87.6 million) in the same period of 2001. As a percentage of total net sales, gross margin increased to 39.0 percent in the first quarter of 2002 from 36.9 percent for the first quarter of 2001, the result of tight control over costs and reduced acquisition expenditures as a proportion of revenue..

Bad Debt Expense

Through an aggressive bad debt management policy and the increased proportion of prepaid users in the subscriber mix, PTC has managed to significantly reduce its bad debt expense as a percentage of revenues to 1.7 percent. This compares to bad debt expense of 2.6 percent in the first quarter of 2001, and represents a similar level to the fourth quarter of 2001. Bad debt management includes monitoring of shops, dealers and sales people as well as all subscribers.

4

EBITDA: In the first quarter of 2002, EBITDA was PLN 476.8 million, an increase of 47.0 percent over the first quarter of 2001.

EBITDA Growth

EBITDA for the three months ended March 31, 2002 was PLN 476.8 million (US$ 115.4 million) compared to PLN 324.5 million (US$ 78.5 million) in the same period of 2001. This represents EBITDA growth of 47.0 percent compared to the previous year, the result of a 14.8 increase in revenue coupled with a 1.1 percent decrease in the cost of sales and operating expenses excluding depreciation and amortization.

EBITDA margin for the quarter was 42.3 percent, an increase of 9.2 percentage points from 33.1 percent in the first quarter of 2001.

Operating Profit: Operating profit for the quarter ended March 31, 2002 increased by 60.5 percent to PLN 248.7 million when compared to the first quarter of 2001.

Operating Profit

Operating profit for the three months ended March 31, 2002, was PLN 248.7 million (US$ 60.2 million), up 60.5 percent when compared to PLN 155.0 million (US$ 37.5 million) in the same period of 2001. When compared to the fourth quarter of 2001, operating profit was up 78.8 percent.

The increase in operating profit over the first quarter of 2001 is the result of the 21.3 percent increase in gross margin and continuing tight control over operating expenses. When compared to the fourth quarter of 2001 operating expenses were reduced by 6.1 percent. Compared to the first quarter of 2001, operating expenses were reduced by 8.1 percent.

As a percentage of total net sales, operating profit increased to 22.1 percent in the first quarter of 2002 from 15.8 percent in the corresponding period of the previous year.

Financial Expenses

Foreign exchange differences, interest expense and other financial losses resulted in a net financial expense of PLN 181.9 million (US$ 44.0 million) in the three months ended March 31, 2002 compared to the net financial expense of PLN 13.7 million (US$ 3.3 million) in the first quarter of 2001.

For the three months ended March 31, 2002, net interest expense was PLN 107.9 million (US$ 26.1 million), compared to PLN 117.6 million (US$ 28.5 million) a year ago, mainly due to the decline in Zloty and Euro interest rates as well as stronger Zloty exchange rates reducing the Zloty equivalent of foreign currency interest payments.

Cash interest paid, net(2) for the three months ended March 31, 2002, was PLN 98.4 million (US$ 23.8 million).

The depreciation of the local currency against both Euro (2.3 percent) and U.S. dollar (3.7 percent) during the quarter, resulted in a net foreign exchange loss of PLN 116.6 million (US$ 28.2 million), compared to a net foreign exchange gain of PLN 83.8 million (US$ 20.3 million) for the first quarter of 2001.

(2)	Cash interest paid, net consists of interest paid excluding interest on licenses and Notes.

5

Net foreign exchange loss includes a net loss of PLN 9.6 million (US$ 2.3 million) that relates to realized transactions and the remaining amount relates to the revaluation of financial assets and liabilities denominated in foreign currencies.

During the quarter, the Company also recognized other financial gain net of PLN 42.6 million (US$ 10.3 million) compared to other financial loss net of PLN 24.6 million (US$ 6.0 million) in the first quarter of 2001. Other financial gain net for the quarter results mainly from gains on the fair value valuation of forward contracts and derivatives embedded in the Company’s Notes, lease and other trade contracts.

Other financial gain net included a net loss of PLN 6.6 million (US$ 1.6 million) that relates to the realization of derivative transactions, mainly initiated to offset foreign currency exposures, and a gain of PLN 26.7 million (US$ 6.5 million) relating to the fair valuation of call options embedded in the Company’s Notes.

PTC is managing its foreign exchange and interest rate risks through its hedging policy, implemented early in 2000. The hedging policy is monitored and updated continuously.

Net Income: PTC’s net income totaled to PLN 52.2 million (US$ 12.6 million) for the quarter ended March 31, 2002.

Net Income

Strong operating performance in the first quarter of 2002 was partially offset by the Zloty’s depreciation against the Euro and the US dollar, resulting in foreign exchange losses, the effect of which is a net income of PLN 52.2 million (US$ 12.6 million), compared to a net income of PLN 136.7 million (US$ 33.1 million) in the first quarter of 2001.

Although, net income is down PLN 84.5 million (US$ 20.4 million), the swing from foreign exchange gains and foreign exchange losses between the first quarter of 2001 and the first quarter of 2002 amounts to PLN 200.4 million (US$ 48.5 million). This non-cash charge has been largely offset by PTC’s improved operating profitability.

Liquidity

As of March 31, 2002, PTC had drawn down the Zloty tranche of PLN 1,034.6 million (US$ 250.4 million) under the senior secured Bank Credit Facilities, leaving approximately Euro 412.0 million (US$ 359.2 million) available.

Total debt as of March 31, 2002 was PLN 4,724.7 million (US$ 1,143.4 million). The total debt comprised of PLN 4,647.9 million (US$ 1,124.8 million) of long-term debt(3) and PLN 76.8 million (US$ 18.6 million) of current debt(4). Total debt to annualized EBITDA decreased to 2.6x as of March 31, 2002 from 2.8x as of December 31, 2001.

(3)	Total long-term debt reflects selected long-term liabilities as presented in our Financial Statements including long-term notes, Bank Credit Facilities (excluding current portion), finance lease payables (excluding current portion) and index swaps (excluding current portion).

(4)	Total current debt reflects selected current liabilities as presented in our Financial Statements including overdraft facilities, finance lease payables and index swaps.

6

EBITDA for the three months ended March 31, 2002, amounted to PLN 476.8 million (US$ 115.4 million) compared to PLN 147.1(5) million (US$ 35.6 million) in PTC’s investments in its GSM business. Accordingly, the Company is well established on a trajectory of free cash flow generation from its 2G business.

After meeting interest payments, PTC was able to use this operating cash surplus to repay PLN 254.0 million (US$ 61.5 million) of senior debt during the first quarter of 2002.

Operational Highlights

Growth in the subscriber base: In the first quarter of 2002, PTC’s subscriber base grew by almost 29 percent, when compared to the first quarter of 2001; allowing PTC to keep its leadership position in the Polish wireless market.

Subscriber Growth

During the first quarter, PTC attracted 425,765 subscribers (gross adds) compared to 408,234 in the corresponding quarter of 2001, bringing the total number of subscribers at the end of March 2002 to nearly 4.0 million. In comparison to the first quarter of 2001, the total subscriber base increased 28.6 percent to 3,973,192 from 3,088,824.

In the first quarter of 2002, PTC attracted 169,152 postpaid subscribers and 256,613 prepaid subscribers compared to 244,019 postpaid subscribers and 164,215 prepaid subscribers in the first quarter of 2001.

The increased proportion of prepaid users reflects a continuation of the trend first noted in the second quarter of 2001, whereby the deteriorating economic conditions and a growing acceptance of prepaid services, with no contractual obligations, is causing a slow-down in the growth of post-paid sales. During the quarter, the Company’s postpaid subscribers increased to 2,350,758, a 9.0 percent increase from 2,156,760 at the end of the first quarter of 2001. Prepaid subscribers totaled 1,622,434 and represented 40.8 percent of all subscribers, versus 932,064 and 30.2 percent at the end of the first quarter of 2001. This represents prepaid growth of 74.1 percent over the first quarter of 2001.

The Company estimates that the overall Polish wireless market grew by approximately 7.5 percent in the first quarter of 2002 to approximately 10.8 million subscribers, representing 27.8 percent market penetration.

During the last several quarters, the total Polish prepaid market grew much faster than the postpaid market with growth of 15.4 percent and 1.1 percent respectively in the three months ended March 31, 2002.

PTC estimates its prepaid and postpaid market shares at 31.6 percent and 41.8 percent respectively compared to 31.9 percent and 42.4 percent respectively at the end of 2001. The falling share in the postpaid market masks very satisfactory growth in the Company’s base of business customers over the quarter, helping postpaid ARPU and churn statistics. PTC is continuously focusing on customer value in the postpaid private segment and carefully assessing the profitability of its retention offers with the results that low ARPU customers are churning disproportionately.

(5)	Reflects gross additions of tangible and intangible fixed assets (excluding licenses and transactions costs) for the quarter ended March 31, 2002.

7

PTC’s subscriber base represents approximately 36.9 percent of the total wireless market, which continues to position PTC as the leader among wireless services providers in Poland. Through its higher than average exposure to postpaid subscribers and business customers, PTC believes that will be able to maintain a revenue market share estimated at 39.0 percent.

Churn Rate: During the quarter churn rate increased slightly, the result of the expiration of contracts signed by postpaid customers during the promotions in the first quarter of 2000.

Churn Rate

In the first quarter of 2002, the average monthly churn rate increased slightly when compared to the fourth quarter of 2001 to reach 2.0 percent.

The average monthly churn rate was 2.5 percent for postpaid customers and 1.2 percent for prepaid customers, compared with churn of 1.9 percent for postpaid subscribers and 0.1 percent for prepaid subscribers in the first quarter of 2001.

The increased churn rate in the postpaid market is primarily due to the very attractive promotions launched in the first quarter of 2000, which were highly successful in boosting the subscriber base with customers who signed two-year contracts. After the expiration of the contract, customers could leave PTC’s network with no additional fees or switch to prepaid. PTC is continuously focusing on customer value in the postpaid private segment and carefully assessing the profitability of its retention offers with the results that low ARPU customers are churning disproportionately.

The increase in the prepaid churn rate reflects the extension of the coupon validity from 6 to 12 months effective November 2000 and followed by the disconnection free period from December 2000 to May 2001.

Minutes of Use (MoU)

Calculated on a monthly basis as a subscriber’s average, MoU’s during the first quarter were 139, compared to 150 in the first quarter of 2001 and 154 in the fourth quarter of 2001.

Average MoU’s in the first quarter of 2002 were 187 minutes for postpaid customers and 64 minutes for prepaid customers compared with 179 and 78 in the first quarter of 2001.

The decrease of MoU’s was the result of the increased proportion of prepaid customers in the customer mix partially offset by PTC’s strategy of offering bundled minutes of airtime in tariff plans and free or discounted promotional minute packages to stimulate the utilization of mobiles and substitution of fixed line alternatives in the calling habits of its customers.

SMSs sent from PTC’s network increased to 16 per subscriber, per month in the first quarter of 2002.

Growth in the number of SMS

During the first quarter of 2002, the average number of SMSs sent from PTC’s network increased to almost 16 SMSs per subscriber, per month compared to approximately 11 SMSs per month in the first quarter of 2001. Postpaid subscribers sent slightly more than 17 SMSs per month while prepaid users sent about 15 SMSs per month.

8

Network Build-Out: At the end of the first quarter of 2002, total network investment reached PLN 7.1 billion. This includes investments in network tangible assets of PLN 4.1 billion(6), license fees of PLN 2.5 billion(7) and computer and network software of PLN 0.5 billion(8).

Network Build-Out

During the first quarter of 2002, PTC invested in its non-license capital expenditure the amount of PLN 147.1(9) million (US$ 35.6 million), 58.0 percent down from PLN 350.6 million (US$ 84.8 million) in the first quarter of 2001. Reduced spending in the first quarter of 2002 reflects a shift towards capacity and new services investments and away from coverage investments which have now been largely completed.

In addition, according to the recent announcement made by URTiP regarding the change in the UMTS launch deadlines, investments in the Company’s 3G infrastructure will be moved in line with these new requirements.

Recent Developments

Moody’s Investor Service upgraded PTC’s rating

Moody’s Investor Service announced on May 13, 2002, that they finished the review of the Company and upgraded PTC’s Senior Implied Rating to Ba2 and its Issuer Rating to B1.

PTC believes that its debt rating is the highest of all mobile operators in Central and Eastern Europe and the Moody’s decision was the first upgrade of a mobile operator since April 2001

Launch of UMTS postponed

On April 24, 2002, the President of URTiP announced its long-awaited decision regarding the launch of UMTS services. According to the new decision all operators are required to launch UMTS services no later than January 1, 2005 and no earlier than January 1, 2004. Accordingly, coverage requirements have also been deferred and the operators are required to cover 20 percent of population by the end of 2005 (previously 2004) and 40 percent of the population by the end of 2008 (previously 2007)

New products and services

During the first quarter of 2002, PTC launched several new services, including new games on the WAP and SMS platform as well as new information services (Winter Olympic Games). PTC also launched a new service called “Icons and ring-tones” through which subscribers are able to download a variety of background icons and ring tones to their mobile phones or send them as a present. PTC also introduced a new way to recharge the prepaid cards – through the credit card payment terminals used by different points of sales around the country. The payment for the recharge may be made either by credit card or in cash.

(6)	Represents gross value of plant and equipment
(7)	Represents gross value of GSM and UMTS licenses.
(8)	Represents gross value of computer and network software.
(9)	Represents gross additions to tangible and intangible fixed assets (excluding licenses and transactions costs) for the quarter ended March 31, 2002.

9

Awards

During the quarter, PTC was named Company of the Year and was awarded the Golden Antenna by “Swiat Telekomunikacji” for its offer for business customers;

PTC was also named “Best partner in Business” by Home & Market for its business tariffs; and PTC’s network was qualified to Code of Conduct for Information on International Roaming Retail Prices by the GSM Association.

Forward Looking Statements

This press release includes certain estimates, projections and other forward looking statements. Future performance cannot be ensured. Actual results may differ materially from those in the forward-looking statements. Some factors that could cause actual results to differ include:

  the effects of competition in the Polish market;
  the costs and business risks related to entering new markets necessary to provide nationwide coverage and new services;
  the ability of PTC to continue to grow and maintain its leadership position in the market;
  the uncertainties related to PTC’s strategic investments;
  the impact of any unusual items resulting from PTC’s business operations;
  the impact of changes in the political, economic or other factors such as monetary policy, legal and regulatory changes including the impact of telecommunications regulations, or other external factors over with PTC has no control; and
  other risks referenced from time to time in PTC’s filings with the Securities and Exchange Commission.

The words “estimate,” “project,” “intend,” or “expect,” “believe” and similar expressions are intended to identify forward-looking statements. You should not place undue reliance on such forward-looking statements. PTC is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this press release or unforeseen events. PTC provides a detailed discussion of risk factors in periodic SEC filings and you are encouraged to review those filings.

For further information please contact:

Malgorzata Zelezinska	Alexander Fudukidis
IR Manager	Global Corporate Relations Inc.
(+48) 22 413 3275	(+1) 212 262 6103
Mobile: (+48) 602 20 3275	Mobile: (+1) 646 258 2071
Fax: (+48) 22 413 6235	Fax: (+1) 212 262 6115
mzelezinska@era.pl	fudukidisa@msn.com

11

Annex 1	Consolidated Statements of Operations – Summary Level from SEC 6-K report (International Accounting Standards – in thousands of PLN)

	Three months ended March 31, 2002 (unaudited)	Three months ended March 31, 2001 (unaudited)

Net sales	1,126,180	981,154

Cost of sales	(687,481)	(619,391)

Gross margin	438,699	361,763

Operating expenses	(189,992)	(206,798)

Operating profit	248,707	154,965

Non-operating items
Interest and other financial income	65,438	190,575
Interest and other financial expenses	(247,289)	(204,311)

Profit before taxation	66,856	141,229

Taxation charge	(14,626)	(4,511)

Net profit for the period	52,230	136,718

12

Annex 2	Consolidated Balance Sheets – Summary Level from SEC 6-K report (International Accounting Standards – in thousands on PLN)

	As at March 31, 2002 (unaudited)	As at December 31, 2001 (reclassified)

Current assets
Cash and cash equivalents	26,348	36,511
Short-term investments and other financial assets	101,048	98,278
Debtors and prepayments	519,145	538,822
Inventory	190,182	167,114

	836,723	840,725

Long-term assets
Tangible fixed assets, net	3,712,333	3,783,810
Intangible fixed assets, net	2,472,732	2,412,810
Financial assets	131,624	105,985
Deferred costs	75,992	74,123

	6,392,681	6,376,728

Total assets	7,229,404	7,217,453

Current liabilities
Accounts payable	218,565	286,621
Amounts due to State Treasury	87,856	46,184
Interest-bearing liabilities	235,096	190,429
Accruals	134,435	123,686
Deferred income and other liabilities	241,323	224,260

	917,275	871,180

Long-term liabilities
Interest-bearing liabilities	5,008,849	5,083,933
Non-interest-bearing liabilities	165,335	193,822
Deferred tax liability, net	64,785	52,121
Provision for liabilities and charges	22,620	20,652

	5,261,589	5,350,528

Total liabilities	6,178,864	6,221,708

Capital and reserves
Share capital	471,000	471,000
Additional paid-in capital	409,754	409,754
Hedge reserve	(94,390)	(96,955)
Accumulated profit	264,176	211,946

	1,050,540	995,745

Total equity and liabilities	7,229,404	7,217,453

13

Annex 3	Consolidated Statements of Cash Flows – Summary Level from SEC 6-K report (International Accounting Standards – in thousands of PLN)

	Three months ended March 31, 2002 (unaudited)	Three months ended March 31, 2001 (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net profit before taxation	66,856	141,229
Adjustments for:
Depreciation and amortization	228,129	169,490
Charge to provision and write-offs of doubtful debtors	18,794	25,565
Charge to provision for inventory	3,014	2,292
Other provisions long-term	1,968	(15)
Foreign exchange (gains)/losses, net and changes in financial instruments fair value	73,911	(99,306)
(Gain)/loss on disposal of tangibles and intangibles	(828)	614
Interest expense, net	107,940	97,523

Operating cash flows before working capital changes	499,784	337,392

Increase in inventory	(26,082)	(898)
Increase in debtors, prepayments and deferred cost	114	43,890
Increase in trade payables and accruals	77,618	76,585

Cash from operations	551,434	456,969

Interest paid	(138,666)	(103,227)
Interest received	3,812	5,416
Income taxes paid	(331)	(732)

Net cash from operating activities	416,249	358,426

CASH FLOWS USED IN INVESTING ACTIVITIES:

Purchases of intangible fixed assets	(42,943)	(503,608)
Purchases of tangible fixed assets	(182,872)	(478,886)
Proceeds from sale of equipment and intangibles	2,884	1,190

Net cash used in investing activities	(222,931)	(981,304)

CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES:

Net proceeds from Bank Credit Facilities	(254,015)	1,678,416
Repayment of Loan Facility	—	(836,158)
Net change in overdraft facility	50,432	(26,543)

Net cash (used in)/from financing activities	(203,583)	815,715

Net (decrease)/increase in cash and cash equivalents	(10,265)	192,837

Effect of foreign exchange changes on cash and cash equivalents	102	(930)

Cash and cash equivalents at beginning of period	36,511	29,465

Cash and cash equivalents at end of period	26,348	221,372

14

Annex 4	Consolidated Statements of Changes in Equity – Summary Level from SEC 6-K report(International Accounting Standards – in thousands of PLN)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated (deficit)/profit		Total

Balance as at January 1, 2001	471,000	409,754	—	(193,807	) (10)	686,947
Effect of adopting IAS 39	—	—	—	(21,468)		(21,468)
Net profit for the period	—	—	—	136,718		136,718

Balance as at March 31, 2001 (unaudited)	471,000	409,754	—	(78,557)		802,197
Fair value losses on cash flow hedge, less tax effect	—	—	(96,955)	—		(96,955)
Net profit for the period	—	—	—	290,503		290,503

Balance as at December 31, 2001	471,000	409,754	(96,955)	211,946		995,745

Balance as at January 1, 2002	471,000	409,754	(96,955)	211,946		995,745
Fair value gains on cash flow hedge, less tax effect	—	—	2,565	—		2,565
Net profit for the period	—	—	—	52,230		52,230

Balance as at March 31, 2002 (unaudited)	471,000	409,754	(94,390)	264,176		1,050,540

(10)	The amount of PLN 193,807 representing accumulated deficit as of January 1, 2001PLN 11,736 (decrease of accumulated deficit) of the revenue recognition retrospective adjustment made in 2000.

15

Annex 5	Statistical data

		Three months ended March 31, 2002 (unaudinted)	Three months ended March 31, 2001 (unaudited)

Number of subscribers (at the end of the period)		3,973,192	3,088,824
	Postpaid	2,350,758	2,156,760
	Prepaid	1,622,434	932,064

Gross adds		425,765	408,234
	Postpaid	169,152	244,019
	Prepaid	256,613	164,215

MOU		139	150
	Postpaid	187	179
	Prepaid	64	78

Outgoing MOU		65	67
	Postpaid	98	87
	Prepaid	16	19

SMSs		16	11
	Postpaid	17	11
	Prepaid	15	10

Churn		2.0%	1.4%
	Postpaid	2.5%	1.9%
	Prepaid	1.2%	0.1%

ARPU		92	105
	Postpaid	130	132
	Prepaid	33	37

Cost of Acquisition		369	601(11)
	Postpaid	741	880
	Prepaid	124	186

(11)	Cost of Acquisition is restated due to retrospective introduction of SAB 101 in 2000.

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. Z o.o.
(Registrant)

By:	/s/ Boguslaw Kulakowski

Boguslaw Kulakowski
Director General

By:	/s/ Wilhelm Stueckemann

Wilhelm Stueckemann
Director of Network Operations

By:	/s/ Jonathan Eastick

Jonathan Eastick
Director of Finance

Date:	May 16, 2002

17